SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ____________________


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                               Global Sports, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    37937A107
                                 --------------
                                 (CUSIP Number)

                            David M. Apostolico, Esq.
                     Interactive Technology Holdings, L.L.C.
                               222 Delaware Avenue
                                   Suite 1460
                              Wilmington, DE 19801
                                  302-427-4293
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        August 23, 2001; August 28, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
__________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37937A107                   13D                     Page 2 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               INTERACTIVE TECHNOLOGY HOLDINGS, LLC
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               AF; OO
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

CUSIP No. 37937A107                   13D                     Page 3 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               QK HOLDINGS, INC.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*            (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               AF
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

CUSIP No.  37937A107                  13D                     Page 4 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               COMCAST CORPORATION
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*            (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               WC
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Pennsylvania
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

CUSIP No.  37937A107                  13D                     Page 5 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               QVC, INC.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               WC
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

CUSIP No.  37937A107                  13D                     Page 6 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               COMCAST PROGRAMMING HOLDINGS, INC.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*            (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               AF
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

CUSIP No.  37937A107                  13D                     Page 7 of 12 Pages
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)
               COMCAST QVC, INC.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group*            (a) [   ]
                                                                       (b) [ X ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Source of Funds*
               AF
--------------------------------------------------------------------------------
     5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
               Delaware
--------------------------------------------------------------------------------
Number of
Shares            7.    Sole Voting Power                    -0-
Beneficially  ------------------------------------------------------------------
Owned by          8.    Shared Voting Power                  20,867,096 (1)(2)
Each          ------------------------------------------------------------------
Reporting         9.    Sole Dispositive Power               -0-
Person With   ------------------------------------------------------------------
                  10.   Shared Dispositive Power             13,800,000 (1)
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               20,867,096 (1)(2)
--------------------------------------------------------------------------------
     12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)        52.5% (1)(2)
--------------------------------------------------------------------------------
     14.  Type of Reporting Person*                                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

__________

Explanation of Responses:

(1) Includes warrants to purchase 4,800,000 shares of Common Stock, which warrants are exercisable at various exercise prices and over various periods of time.

(2) Includes 7,067,096 shares of Common Stock held by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.

Introduction
------------

          This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000 (as so amended, the "Original Filing"), on behalf of Interactive Technology Holdings, L.L.C., QK Holdings, Inc., Comcast Corporation, QVC, Inc., Comcast Programming Holdings, Inc., and Comcast QVC, Inc. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. References to "herein" and "hereof" are references to the Original Filing, as amended by this Amendment.

          The purpose of this Amendment is to include among the number of shares of the Company's Common Stock beneficially owned by the Reporting Persons (1) the shares of Common Stock acquired by Interactive on August 23, 2001 pursuant to the Stock Purchase Agreement, dated as of July 20, 2001 (the "2001 Purchase Agreement"), among the Company, Rubin and Interactive, and (2) the warrants to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $6.00 per share, which warrants were received by Interactive on August 28, 2001 in consideration for certain corporate development services performed by Interactive on behalf of the Company.

Item 1.   Security and Company.

          Not modified.

Item 2.   Identity and Background.

          Not modified.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Original Filing is hereby amended and supplemented to include the following:

          The aggregate consideration paid by Interactive to the Company and Rubin for the shares of Common Stock purchased by Interactive from the Company and Rubin pursuant to the 2001 Purchase Agreement was $40,000,000, which aggregate consideration was funded with a capital contribution of $12,000,000 from working capital of Comcast and a capital contribution of $28,000,000 from working capital of QVC.

          The warrants received by Interactive on August 28, 2001 were issued in consideration for certain corporate development services performed by Interactive on behalf of the Company.

Item 4.   Purpose of Transaction.

          Item 4 of the Original Filing is hereby amended and supplemented to include the following:

          Pursuant to the 2001 Purchase Agreement, at the closing held on August 23, 2001, Interactive acquired (1) an additional 3,000,000 shares of Common Stock of the Company from the Company at a purchase price of $10.00 per share and (2) an additional 1,000,000 shares of Common Stock of the Company from Rubin at a purchase price of $10.00 per share.

          The 2001 Purchase Agreement, among other things, clarifies certain provisions of the Purchase Agreement that are described in the Original Filing. In particular, with respect to Interactive's right, based on its maintenance of certain share ownership thresholds, to designate up to two members of the Company's board of directors and, if no directors are so designated, to designate one representative to attend all board meetings in a non-voting capacity, the 2001 Purchase Agreement clarifies that Interactive is entitled to

                               Page 8 of 12 Pages
include all shares of Common Stock acquired under the 2001 Purchase Agreement, as well as any other shares of Common Stock acquired thereafter, for the purpose of determining whether such ownership thresholds are met.

          As a condition to the closing under the 2001 Purchase Agreement, the Company, Interactive, Rubin and SOFTBANK entered into a letter agreement, dated as of July 20, 2001 (the "SOFTBANK Letter Agreement"), pursuant to which, among other things, the Company and SOFTBANK amended the Stock Purchase Agreement, dated as of April 28, 2000, between the Company and SOFTBANK, as amended (the "SOFTBANK Purchase Agreement"), and Rubin and SOFTBANK amended the Restated Voting Agreement, dated as of May 1, 2000, between SOFTBANK and Rubin, as amended, in order to reduce the number of members of the Company's board of directors that SOFTBANK has the right to designate from three to two. The SOFTBANK Letter Agreement, together with the 2001 Purchase Agreement, further provides that, to the extent the director designation provisions contained in the Purchase Agreement and the SOFTBANK Purchase Agreement, as described above, are incorporated by reference into the SOFTBANK Voting Agreement, Interactive and SOFTBANK consent to the changes to such provisions as described above. The 2001 Purchase Agreement further provides that, to the extent the director designation provision contained in the Purchase Agreement, as described above, is incorporated by reference into the Rubin Voting Agreement, Rubin consents to the changes to such provision as described above.

          Also as a condition to the closing under the 2001 Purchase Agreement, the Company, Interactive, SOFTBANK and Rustic Canyon Ventures, L.P. (formerly known as TMCT Ventures, L.P.) entered into a Second Amendment to the Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, among those same parties (as amended, the "Registration Rights Agreement") in order to extend the demand and incidental registration rights granted by the Company to Interactive with respect to the Common Stock acquired by Interactive pursuant to the Purchase Agreement to the Common Stock acquired by Interactive pursuant to the 2001 Purchase Agreement.

          On August 28, 2001, in a transaction unrelated to the 2001 Purchase Agreement described above, Interactive received warrants to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $6.00 per share. These warrants become exercisable in full on October 18, 2001 and expire after July 19, 2006. These warrants were issued to Interactive in consideration for certain corporate development services performed by Interactive on behalf of the Company.

Item 5.   Interest in Securities of the Company.

          Item 5 of the Original Filing is hereby amended by replacing the first paragraph in its entirety with the following:

          Based upon information represented by the Company in the 2001 Purchase Agreement, as of July 31, 2001, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership, the total number of shares of Common Stock outstanding was 39,776,879. As of the date of filing of this Amendment, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership, under Rule 13d-3, Interactive has dispositive power over 13,800,000 shares of Common Stock constituting approximately 34.7% of the outstanding shares of Common Stock and shares voting power over 20,867,096 shares of Common Stock constituting approximately 52.5% of the outstanding shares of Common Stock. By virtue of the relationship among the Reporting Persons (see Item 2 herein), the Reporting Persons may be deemed to have shared voting and dispositive power of the shares of Common Stock of the Company beneficially owned by Interactive. In addition, Lawrence S. Smith, Executive Vice President of Comcast Corporation, has sole dispositive and voting power over 1,000 shares of Common Stock constituting less than 1% of the outstanding shares of Common Stock.

                               Page 9 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Item 6 of the Original Filing is hereby amended and supplemented to include the following:

         Interactive also entered into the 2001 Purchase Agreement, the SOFTBANK Letter Agreement and the Second Amendment to the Registration Rights Agreement, as described in Item 4.

Item 7.   Material Filed as Exhibits.

          1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

          2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

          3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

          4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

          5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, L.L.C., Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

          6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

          7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, L.L.C., Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

          8. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons (previously filed on September 22, 2000, as Exhibit 5 to the Original Filing).

          9. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).

                              Page 10 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   August 29, 2001

INTERACTIVE TECHNOLOGY HOLDINGS, L.L.C.
     By: QK Holdings, Inc., its Managing Member


     By:      /s/ David Apostolico
         --------------------------------------------
         Name:  David Apostolico
         Title:  President of QK Holdings, Inc.


QK HOLDINGS, INC.

By:      /s/ David Apostolico
         --------------------------------------------
         Name:  David Apostolico
         Title:  President of QK Holdings, Inc.


COMCAST CORPORATION


By:      /s/ Kenneth Mikalauskas
         --------------------------------------------
         Name:  Kenneth Mikalauskas
         Title:  Vice President - Finance


QVC, INC.

By:      /s/ Neal S. Grabell
         --------------------------------------------
         Name:  Neal S. Grabell
         Title: General Counsel


Comcast Programming Holdings, Inc.

By:      /s/ Rosemarie S. Teta
         --------------------------------------------
         Name:  Rosemarie S. Teta
         Title:  Vice President


Comcast QVC, Inc.


By:      /s/ Rosemarie S. Teta
         --------------------------------------------
         Name:  Rosemarie S. Teta
         Title:  Vice President

                              Page 11 of 12 Pages

                                Index to Exhibits

         10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, L.L.C. and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, L.L.C. and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, L.L.C., Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, L.L.C., Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.8. Joint Filing Agreement, dated as of September 22, 2000, by and among the Reporting Persons (previously filed on September 22, 2000, as Exhibit 10.5 to the Original Filing).

         99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).



                              Page 12 of 12 Pages